Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Years Ended September 30,
	2017	2016	2015	2014	2013
(in thousands, except ratios)
Net income (loss)	$76,417	$133,077	$92,139	$(24,558)	$47,542
Fixed charges	120,178	137,076	145,022	152,017	178,196
Amortization of capitalized interest	2,243	2,301	2,302	2,203	2,204
Capitalized interest	(189)	—	—	(735)	(1,976)
(Income) loss attributable to non-controlling interests	(972)	(427)	2,255	380	2,784
Earnings	$197,677	$272,027	$241,718	$129,307	228,750
Interest expense, net of capitalized interest and amortization of debt issuance costs, premiums and discounts	$107,127	$126,174	$136,105	$139,896	$157,865
Capitalized interest	189	—	—	735	1,976
Amortization of debt issuance costs, premiums and discounts	7,192	10,020	7,771	8,037	12,285
Interest portion of rental expense (1)	1,830	882	919	1,144	1,096
Accretion of discounts to the redemption and relinquishment liabilities	3,840	—	227	2,205	4,974
Fixed charges	$120,178	$137,076	$145,022	$152,017	$178,196
Ratio of earnings to fixed charges (2) (3)	1.64	1.98	1.67	0.85	1.28
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which MGE believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.

(3)	Earnings for the fiscal year ended September 30, 2014 were inadequate to cover fixed charges. The coverage deficiency was approximately $23.0 million.